ADIRA ENERGY ANNOUNCES FULLY MARKETED CANADIAN PUBLIC OFFERING
OF COMMON SHARES

Toronto, ON: April 4, 2012 – ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has filed a preliminary short form prospectus with the securities regulatory authorities in Ontario, British Columbia and Alberta, in connection with a fully marketed public offering of common shares (the “Offering”). The Offering will also be made in such other jurisdictions outside of Canada, including the United States and the United Kingdom, where the Offering can be completed on a private placement basis, exempt from any prospectus, registration or other similar requirements. The Offering will be conducted on a best efforts agency basis.

The Company expects that gross proceeds of the Offering will be approximately C$15 million, however the final terms of the Offering, including size and price, will be determined in the context of the market.

The agents shall also have the option to purchase from the Company up to that number of additional common shares equal to 15% of the number of common shares issued under the Offering, exercisable in whole or in part any time from and including the closing date of the Offering for a period of 30 days following the Offering.

The Company intends to use the net proceeds from the Offering to advance the Company’s exploration activities on the Gabriella Licence and Yitzhak Licence, to pursue its 2012 exploration and development program, and for general corporate purposes.

The Offering is subject to the receipt of all applicable regulatory approvals, including approval of the TSX Venture Exchange. Closing of the Offering is expected to occur on or about April 25, 2012.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering made will be pursuant to available prospectus and registration exemptions and restricted to persons to whom the securities may be sold in accordance with the laws of such jurisdictions and by persons permitted to sell the securities in accordance with the laws of such jurisdictions.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including but not limited to statements regarding the anticipated size of the offering, completion of the offering, the use of proceeds and TSX Venture Exchange approval, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include an adverse change in financial market conditions, a reallocation of the stated use of proceeds by management, and such other risk factors as are described in the preliminary prospectus. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President,	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.